October 4, 2013

VIA EDGAR

Sheila Stout

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Aberdeen Funds (each series thereunder, a “Fund” and collectively, the “Funds” or the “Registrant”); Investment Company Act File No. 811-22132

Dear Ms. Stout:

On August 14, 2013, you provided comments on the Registrant’s annual report to shareholders for the fiscal year ended October 31, 2012 (the “Annual Report”), filed on January 4, 2013, to which comments the Registrant responded in written correspondence filed on September 13, 2013 (the “Response”).  This letter responds to the comment on the Registrant’s Response that you provided in a telephone conversation with the undersigned on September 19, 2013.

For your convenience, the substance of your comment has been restated below.  The Registrant’s response to the comment is set out immediately under the restated comment.

Comment No. 1:                                                     In response to Comment No. 4 in the Response, the Registrant explained that recoupments are included in “Other Expenses” in the Funds’ fee tables in the Registrant’s registration statement, but, in accordance with Form N-1A, are not presented on a separate line because a recoupment generally is not one of a Fund’s three largest expenses.  The AICPA Expert Panel’s minutes dated September 2011 state that recoupments should be disclosed either: (a) in a separate line item in the fee table, similar to the presentation treatment for a contractual fee waiver; or (b) in a separate line item under “Other Expenses” in a fund’s fee table, even if such recoupment is not one of the fund’s three largest expenses.  Please confirm that going forward recoupments will presented in the Funds’ fee tables in accordance with these guidelines.

Response:                                                                                        The Registrant confirms that going forward recoupments will be presented separately in the Funds’ fee tables in the Registrant’s registration statement in a manner set forth in the AICPA Expert Panel’s September 2011 minutes.

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Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor, Philadelphia, PA 19103

Telephone: (215) 405-5700

Aberdeen Asset Management Inc. is an Investment Adviser registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940. Member of the Aberdeen Asset Management Group of Companies.

“Aberdeen” is a U.S. registered service mark of Aberdeen Asset Management PLC.

Should you have any questions concerning the above, please call the undersigned at (215) 405-5770.

Very truly yours,

/s/ Lucia Sitar
Lucia Sitar

cc:	Andrea Melia, Aberdeen Asset Management Inc.
Rose F. DiMartino, Willkie Farr & Gallagher LLP, counsel to the Funds
Mike Malloy, Drinker Biddle & Reath LLP, counsel to the independent trustees of the Funds